[SHIP] [VANGUARD LOGO]


                                 April 22, 2005


Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission                         VIA E-MAIL
450 Fifth Street, N.W., Fifth Floor
Washington, D.C. 20549

RE:  VANGUARD INSTITUTIONAL INDEX FUND (THE "TRUST"); FILE NO. 33-34494

Dear Mr. Sandoe:

     Thank you for your comments of April 14, 2005 regarding the Trust's 39th Post-Effective Amendment to the Registration Statement that was filed on February 28, 2005 pursuant to Rule 485(a). The following are our responses to each of your comments. Each prospectus page reference is to the Institutional Shares and Institutional Plus Shares version of the prospectus.


Comment 1:   ADDITION OF MID-CAP  RISK IN  INSTITUTIONAL  TOTAL  STOCK  MARKET
             INDEX FUND (PAGE 3)

Comment: If the Institutional Total Stock Market Index Fund (the "Stock Fund") invests in mid-cap stocks, move mid-cap risk disclosure to the Primary Risks section of the prospectus.

Response:    Item 2 of Form N-1A requires a summary of "the principal risks of investing in the Fund, including the risks to which the Fund's portfolio as a whole is subject" (emphasis added). This requires disclosure of the risks of a fund's overall portfolio, not every risk associated with each type of security held by the fund. The
             Commission's approach to risk disclosure is succinctly summarized in the 1998 release adopting sweeping revisions to Form N-1A
             (Investment  Company Act Release No. 23064 (March 13, 1998). Part
             II.A.3.b of the release states "disclosure about the risks associated with each type of security in which the fund may invest does not effectively communicate to [investors] the overall risks of investing in the fund. In the Commission's view, disclosing the risks of each possible portfolio investment, rather than the overall risks of investing in a fund, does not help investors evaluate a particular fund or compare the risks of the fund with those of other funds."

Mr. Christian Sandoe
April 22, 2005
Page 2 of 3



             Applying the Commission's position to the Stock Fund, we conclude that disclosing mid-cap risk in Item 2 would not effectively communicate the overall risks of investing in the Stock Fund. The risk of investing in funds focused on mid- or small-cap stocks is that their returns can be more volatile than the returns of funds investing in large-cap stocks. This risk, however, is not significant for the Stock Fund for two primary reasons. First, large-capitalization stocks constitute the preponderance of the Stock Fund's assets. Second, the Stock Fund's limited exposure to mid-and small-cap stocks is spread across the whole universe of domestic stocks. The result of this diversification is to limit sector-specific and stock-specific risk, including mid-cap risk.

             The modest, and broad, exposure to mid- and small-cap stocks actually served to reduce the volatility of returns. For the 36-month period ended March 31, 2005, the Stock Fund had a beta of 1.00 versus the Dow Jones Wilshire 5000 Composite Index (i.e., matched the volatility exactly). Relative to the S&P 500 Index, the Stock Fund's beta was 0.98% (i.e., slightly less volatile than the large-cap-only S&P 500 Index).

             Highlighting the potential volatility of a relatively small portion of the Stock Fund's holdings in the Primary Risks section of the prospectus would be inappropriate, potentially misleading, and contrary to the intent of the Commission.

COMMENT 2:   INVESTMENT ADVISOR CLARIFICATION (PAGE 36)

Comment: In the Investment Advisor section of the prospectus, better clarify that George Sauter oversees, rather than does the day-to-day management, of the Funds within the Trust.

Response:    We believe that the disclosure is clear as written. The paragraph describing Mr. Sauter states that he is responsible for the "oversight of approximately $530 billion managed by Vanguard's
             Quantitative Equity and Fixed Income Groups." Furthermore, the introduction to the "Plain Talk About The Funds' Portfolio
             Managers" clearly states that the individuals listed in the highlighted "Plain Talk" box are "primarily responsible for the day-to-day management of the Funds' portfolios." In light of our clear statements about the roles of each individual, we do not believe that it is necessary to state that Mr. Sauter does not have day-to-day management responsibilities for the Funds.

COMMENT 3:   REVISE  BOARD  REVIEW OF  ADVISORY  CONTRACTS  (PAGE  B-29 IN THE
             STATEMENT OF ADDITIONAL INFORMATION ("SAI"))

Comment: Add disclosure to the SAI that relates the factors considered by each Fund's board in reviewing investment advisory agreements to the particulars of each Fund, pursuant to Item 12(b)(10) of Form N-1A.

Mr. Christian Sandoe
April 22, 2005
Page 3 of 3


Response:    Item 12(b)(10)  requires  funds to "discuss in reasonable  detail the material  factors and the  conclusions  with respect  thereto that formed the basis for the board of  directors  approving  the existing  investment  advisory  contract."  We have  revised  our
             existing  disclosure   regarding  board  approval  of  investment
             advisory agreements.

             We propose to revise the relevant SAI disclosure as indicated in Appendix A to this letter. Please note that the proposed disclosure in Appendix A is subject to editorial revision and completion.

COMMENT 4:    TANDY REQUIREMENTS

Comment: The SEC is now requiring all registrants to provide at the end of response letters to registration statement comments, the following statements:


             o Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

             o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

             o Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:    As  required  by  the  SEC,   we  will   provide  the   foregoing
             acknowledgements.

                                    * * * * *

             As required by the SEC, the Funds acknowledge that:

             o The Funds are responsible for the adequacy and accuracy of the disclosure in the filing.

             o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

             o The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

             Please call me at (610) 669-5284 if you have any further questions.

                                   Sincerely,


                                Lisa L. B. Matson
                                Associate Counsel
                                The Vanguard Group, Inc.


Enclosure

                                   APPENDIX A


PROHIBITIONS ON RECEIPT OF COMPENSATION OR OTHER CONSIDERATION

The Policies and Procedures prohibit a Vanguard fund, its investment advisor, and any other person to pay or receive any compensation or other consideration of any type for the purpose of obtaining disclosure of Vanguard fund portfolio holdings or other investment positions. "Consideration" includes any agreement to maintain assets in the fund or in other investment companies or accounts managed by the investment advisor or by any affiliated person of the investment advisor.

BOARD REVIEW OF INVESTMENT ADVISORY ARRANGEMENTS

Each Fund's board of trustees oversees the Fund's management and performance on a regular basis. In addition, the board considers annually whether each Fund and its shareholders continue to benefit from the internalized management structure whereby the Fund receives investment management services from Vanguard's Quantitative Equity and Fixed Income Groups (the Groups). Vanguard provides the board with monthly, quarterly, and annual analyses of the Groups' performance. In addition, Vanguard provides the board with quarterly self-evaluations and certain other information the board deems important to evaluate the short- and long-term performance of each Fund's internalized management. Each Fund's portfolio managers meet with the board periodically to discuss the management and performance of the Fund.

     When considering whether to continue the internalized management structure of each Fund, the board examines several factors, but does not identify any particular factor as controlling their decision. The board also reviews the investment performance of each Fund compared with a peer group of funds and an appropriate index.

     After reviewing and considering various factors as they relate to the Funds, the board determines whether it would be in the best interests of the respective fund shareholders to continue the internalized management arrangement.

     In its most recent review of each Fund's advisory arrangements, the board identified no single factor that controlled their decision. The primary factors underlying the board's determination to renew each Fund's advisory arrangements were as follows:

VANGUARD INSTITUTIONAL INDEX FUND

The board considered the following factors when determining whether Vanguard should continue providing internalized investment management services to the
Fund:

-    The nature, extent, and quality of the services provided.

-    The investment performance of the Fund's assets managed by Vanguard.

-    The fair market value of the services provided.

- A comparative analysis of expense ratios of, and advisory fees paid by, similar funds.

-    Vanguard's control of the operating expenses of the Fund.

     The specific Fund performance and advisory fee information considered by the board included the following:


                                                 AVERAGE ANNUAL RETURN (BEFORE TAXES)
                                                 ------------------------------------

                                                                                                                    ADVISORY FEES
                                                                                                                  EXPRESSED AS AN
                                                                   5 YEARS       10 YEARS                        ANNUAL EFFECTIVE
                                             1 YEAR ENDED            ENDED          ENDED                      RATE OF THE FUNDS'
                                               12/31/2004       12/31/2004     12/31/2004    EXPENSE RATIO      AVERAGE NET ASSET
                                               ----------       ----------     ----------    -------------      -----------------
VANGUARD INSTITUTIONAL INDEX FUND
 INSTITUTIONAL SHARES*                             10.86%           -2.26%         12.13%            0.05%                  0.02%
Average Large-Cap Core Fund**                       7.79            -4.05           9.82             1.45                   0.61
Standard & Poor's 500 Index                        10.88            -2.30          12.07              N/A                    N/A

*    Information  about  the  Fund's  Institutional  Plus  Shares  may be  found elsewhere in this Statement of Additional information.
**   Derived from data provided by Lipper Inc.


- The board considered the Fund's short- and long-term investment performance, which is disclosed in the table above. The board concluded that the Fund outperformed the average large-cap core fund over the short- and long-term, and performed at or near its benchmark index.

- The board concluded that, in the aggregate, the nature, extent, and quality of services provided by Vanguard to the Fund are appropriate and should continue.

- The board assessed the advisory expenses incurred by the Fund and considered the fair market value of the services provided in light of the expenses incurred. The board concluded that the expenses incurred were significantly less than the average advisory fee paid by others in the Fund's Lipper peer group.

-    Based  upon  its  most  recent  evaluation  of the  investment  staff,  the portfolio management process, the investment performance, and the internalized management arrangements, the board of the Fund determined that it would be in the best interests of the Fund's shareholders to continue its internalized management arrangement.

- Finally, the board considered whether the Fund should obtain alternative portfolio management services and concluded that, under all the circumstances and based on its informed business judgment, the most appropriate course of action in the best interests of the Fund's shareholders to was continue the investment management arrangement with Vanguard.

VANGUARD INSTITUTIONAL TOTAL STOCK MARKET INDEX FUND

The board considered the following factors when determining whether Vanguard should continue providing internalized investment management services to the
Fund:

-    The nature, extent, and quality of the services provided.

-    The investment performance of the Fund's assets managed by Vanguard.

-    The fair market value of the services provided.

- A comparative analysis of expense ratios of, and advisory fees paid by, similar funds.

-    Vanguard's control of the operating expenses of the Fund.

     The specific Fund performance and advisory fee information considered by the board included the following:

                                             AVERAGE ANNUAL RETURN (BEFORE TAXES)
                                             ------------------------------------

                                                           5 YEARS               10 YEARS                           ADVISORY FEES
                                                         (or since              (or since                         EXPRESSED AS AN
                                                        inception)             inception)                        ANNUAL EFFECTIVE
                                1 YEAR ENDED                 ENDED                  ENDED                      RATE OF THE FUNDS'
                                  12/31/2004            12/31/2004             12/31/2004    EXPENSE RATIO      AVERAGE NET ASSET
                                  ----------            ----------             ----------    -------------      -----------------
VANGUARD INSTITUTIONAL TOTAL STOCK MARKET
 INDEX FUND INSTITUTIONAL SHARES*
 (Inception August 31, 2001)          12.65%                 5.70%                    N/A            0.06%                  0.02%
Average Multi-Cap Core Fund**         11.05                  4.31                     N/A            1.36                   0.56
Dow Jones Wilshire 5000 Index         12.62                  5.62                     N/A             N/A                    N/A

*    Information  about  the  Fund's  Institutional  Plus  Shares  may be  found elsewhere in this Statement of Additional information.
**   Derived from data provided by Lipper Inc.


- The board considered the Fund's 1-year and since-inception investment performance, which is disclosed in the table above. The board concluded that the Fund outperformed the average multi-cap core fund and performed at or near its benchmark index during those time frames.

- The board concluded that, in the aggregate, the nature, extent, and quality of services provided by Vanguard to the Fund are appropriate and should continue.

- The board assessed the advisory expenses incurred by the Fund and considered the fair market value of the services provided in light of the expenses incurred. The board concluded that the expenses incurred were significantly less than the average advisory fee paid by others in the Fund's Lipper peer group.

-    Based  upon  its  most  recent  evaluation  of the  investment  staff,  the portfolio management process, the investment performance, and the internalized management arrangements, the board of the Fund determined that it would be in the best interests of the Fund's shareholders to continue its internalized management arrangement.

- Finally, the board considered whether the Fund should obtain alternative portfolio management services and concluded that, under all the circumstances and based on its informed business judgment, the most appropriate course of action in the best interests of the Fund's shareholders to was continue the investment management arrangement with Vanguard.

VANGUARD INSTITUTIONAL TOTAL BOND MARKET INDEX FUND

The board considered the following factors when determining whether Vanguard should continue providing internalized investment management services to the
Fund:

-    The nature, extent, and quality of the services provided.

-    The investment performance of the Fund's assets managed by Vanguard.

-    The fair market value of the services provided.

- A comparative analysis of expense ratios of, and advisory fees paid by, similar funds.

-    Vanguard's control of the operating expenses of the Fund.

     The specific Fund performance and advisory fee information considered by the board included the following:

                                             AVERAGE ANNUAL RETURN (BEFORE TAXES)
                                             ------------------------------------

                                                           5 YEARS               10 YEARS                           ADVISORY FEES
                                                         (or since              (or since                         EXPRESSED AS AN
                                                        inception)             inception)                        ANNUAL EFFECTIVE
                                1 YEAR ENDED                 ENDED                  ENDED                      RATE OF THE FUNDS'
                                  12/31/2004            12/31/2004             12/31/2004    EXPENSE RATIO      AVERAGE NET ASSET
                                  ----------            ----------             ----------    -------------      -----------------
VANGUARD INSTITUTIONAL TOTAL
 BOND MARKET INDEX FUND
(Inception April 26, 2002)             4.36%                 5.88%                    N/A            0.05%                  0.02%
Average Intermediate-Term
 Investment-Grade Fund*                3.85                  5.53                     N/A            1.01                   0.37
Lehman Brothers Aggregate
 Bond Index                            4.34                  6.11                     N/A             N/A                    N/A

*    Derived from data provided by Lipper Inc.


- The board considered the Fund's 1-year and since-inception investment performance, which is disclosed in the table above. The board concluded that the Fund outperformed the average intermediate-term investment-grade fund and performed at or near its benchmark index during those time frames.

- The board concluded that, in the aggregate, the nature, extent, and quality of services provided by Vanguard to the Fund are appropriate and should continue.

- The board assessed the advisory expenses incurred by the Fund and considered the fair market value of the services provided in light of the expenses incurred. The board concluded that the expenses incurred were significantly less than the average advisory fee paid by others in the Fund's Lipper peer group.

-    Based  upon  its  most  recent  evaluation  of the  investment  staff,  the portfolio management process, the investment performance, and the internalized management arrangements, the board of the Fund determined that it would be in the best interests of the Fund's shareholders to continue its internalized management arrangement.

- Finally, the board considered whether the Fund should obtain alternative portfolio management services and concluded that, under all the circumstances and based on its informed business judgment, the most appropriate course of action in the best interests of the Fund's shareholders to was continue the investment management arrangement with Vanguard.

     Based upon its most recent evaluation of each Fund's investment staff, the portfolio management process, the short- and long-term performance results, and the management arrangements for each Fund, the board determined that it would be in the best interests of each Fund's shareholders to continue the Management Agreement.

OTHER ACCOUNTS MANAGED

Donald M. Butler managed the Institutional Index Fund, which, as of December 31, 2004, held assets of $48,483,000,000. Mr. Butler also managed four other registered investment companies with total assets of $18,324,400,000, as of December 31, 2004, and two other pooled investment vehicles with total assets of $1,357,500,000, as of December 31, 2004.

Michael Perre managed the Institutional Total Stock Market Index Fund, which, as of December 31, 2004, held assets of $1,240,000,000. Mr. Perre also managed six other registered investment companies with total assets of $8,238,000,000, as of December 31, 2004, and two other pooled investment vehicles with total assets of $9,277,800,000, as of December 31, 2004.

Kenneth E. Volpert managed the Institutional Total Bond Market Index Fund, which, as of December 31, 2004, held assets of $1,170,000,000. Mr. Volpert also managed four other registered investment companies with total assets of $43,080,600,000, as of December 31, 2004.

MATERIAL CONFLICTS OF INTEREST

At Vanguard, individual portfolio managers may manage multiple accounts for multiple clients. In addition to mutual funds, these other accounts may include separate accounts, collective trusts, or offshore funds. Vanguard manages potential conflicts between funds or with other types of accounts through allocation policies and procedures, internal review processes, and oversight by directors and independent third parties. Vanguard has developed trade allocation procedures and controls to ensure that no one client, regardless of type, is intentionally favored at the expense of another. Allocation policies are designed to address potential conflicts in situations where two or more funds or accounts participate in investment decisions involving the same securities.

DESCRIPTION OF COMPENSATION

As of December 31, 2004, a Vanguard portfolio manager's compensation generally consists of base salary, bonus, and payments under Vanguard's long-term incentive compensation program. In addition, portfolio managers are eligible for the standard retirement benefits and health and welfare benefits available to all Vanguard employees. Also, certain portfolio managers may be eligible for additional retirement benefits under several supplemental retirement plans that Vanguard adopted in the 1980's to restore dollar-for-dollar the benefits of management employees that had been cut back solely as a result of tax law changes. These plans are structured to provide the same retirement benefits as the standard retirement benefits.

     In the case of portfolio managers responsible for managing multiple Vanguard funds or accounts, the method used to determine their compensation is the same for all funds and investment accounts.

     A portfolio manager's base salary is determined by the manager's experience and performance in the role, taking into account the ongoing compensation benchmark analyses performed by the Vanguard Human Resources Department. A portfolio manager's base salary is generally a fixed amount that may change as a result of an annual review, upon assumption of new duties, or when a market adjustment of the position occurs.

     A portfolio  manager's  bonus is  determined  by a number of  factors.  One factor is gross, pre-tax performance of the fund relative to expectations for how the fund should have performed, given its objectives, policies, strategies and limitations, and the market environment during the measurement period. This performance factor is not based on the value of assets held in the fund's portfolio. For the Funds, the performance factor depends on how closely the portfolio manager tracks the fund's benchmark index over a one-year period. Additional factors include the portfolio manager's contributions to the investment management functions within the sub-asset class, contributions to the development of other investment professionals and supporting staff, and overall contributions to strategic planning and decisions for the investment group. The target bonus is expressed as a percentage of base salary. The actual bonus paid may be more or less than the target bonus, based on how well the manager satisfies the objectives stated above. The bonus is paid on an annual basis.

     Under the long-term incentive compensation program, all full-time employees receive a payment from Vanguard's long-term incentive compensation plan based on their years of service, job level, and, if applicable, management responsibilities. Each year, Vanguard's independent directors determine the amount of the long-term incentive compensation award for that year based on the investment performance of the Vanguard funds relative to competitors and Vanguard's operating efficiencies in providing services to the Vanguard funds.

OWNERSHIP OF SECURITIES

Vanguard employees, including portfolio managers, allocate their investments among the various Vanguard funds based on their own individual investment needs and goals. Vanguard employees as a group invest a sizeable portion of their personal assets in Vanguard funds. As of December 31, 2004, Vanguard employees collectively invested $1.27 billion in Vanguard funds. John J. Brennan, Chairman and Chief Executive Officer of Vanguard and the Vanguard funds, and George U. Sauter, Managing Director and Chief Investment Officer, invest substantially all of their personal financial assets in Vanguard funds. As of December 31, 2004, the portfolio managers did not own any shares of the Institutional Index Funds they managed.